Exhibit 99.1
■ EX-99.1.
Investment in Newpac Colliery of Australia
POSA, POSCO’s Australian incorporation, acquires 10% equities of Newpac No.1 Colliery from Resource Pacific Holdings Limited in Australia.
1. purpose : for the stable supply of metallurgical coal
2. contract date : 22. Dec. 2006
3. amount of investment : A$ 30 Million
4. expected effect : long-term procuring contract for bituminous coal of 500 thousand ton per year
The above contents may change depending on situations